XKH 3/10

15047989

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 1830
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabrielle Halprin (504)533-7377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd., 2nd Floor,	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/10

OATH OR AFFIRMATION

I, Pierre E. Conner, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA W. CASTELLANO NOTARY PUBLIC 60058 JEFFERSON PARISH, LA.

Signature

President

Title

Barbara W. Castellano

Notary Public

BARBARA W. CASTELLANO
NOTARY PUBLIC #60058
JEFFERSON PARISH
MY COMMISSION IS ISSUED FOR LIFE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CAPITAL ONE SECURITIES, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 50561

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Capital One Securities, Inc.
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of Capital One Securities, Inc. (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Capital One Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 11, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Capital One Securities, Inc.
New Orleans, Louisiana

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Capital One Securities, Inc. (the "Company"), as of December 31, 2013, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital One Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States.

February 7, 2014
Glen Allen, Virginia

CAPITAL ONE SECURITIES, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition

	December 31, 2014	December 31, 2013
Assets:		
Cash on deposit with affiliated company	$ 2,922,683	$ 3,792,487
Investment in money market mutual fund	50,560,520	37,760,770
Commissions receivable from clearing correspondent	36,936	26,563
Other receivables	4,971,800	6,824,000
Deposit with clearing correspondent	250,000	250,000
Goodwill	3,493,211	3,493,211
Due from affiliates	656,077	657,613
Deferred tax asset	126,247	121,281
Total assets	$ 63,017,474	$ 52,925,925
Liabilities:		
Commissions payable to brokers and dealers	$ 7,261,085	$ 6,707,541
Accrued expenses	161,943	323,747
Due to affiliates	308,803	1,653,941
Total liabilities	7,731,831	8,685,229
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; one share issued and outstanding	10,000	10,000
Additional paid-in capital	8,431,477	8,431,477
Retained earnings	46,844,166	35,799,219
Total stockholder's equity	55,285,643	44,240,696
Total liabilities and stockholder's equity	$ 63,017,474	$ 52,925,925

See accompanying Notes to Financial Statements.

CAPITAL ONE SECURITIES, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 1—Organization

Capital One Securities, Inc. (the "Company") is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). On June 10, 2013, the Company changed its name to Capital One Securities, Inc. from Capital One Southcoast, Inc. The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the Gulf South. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Affiliated Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidance. Cash includes amounts held at Capital One, National Association ("CONA"), a related party, totaling $2,922,683 and $3,792,487 at December 31, 2014 and 2013, respectively. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

Investment in Money Market Mutual Fund

Investment in the money market mutual fund is measured at fair value. The market value is based on quoted prices received from various pricing services. Realized gains or losses from investment transactions are recorded upon the sale or maturity of the related securities and are reflected in the accompanying statements of income.

Other Receivables

Other receivables represent receivables due from lead underwriters for investment banking transactions where the Company acted as an underwriter. The Company considers an allowance for doubtful accounts based on factors surrounding the credit risk of specific counterparties, historical trends, projections of trends, and other information. No allowance was deemed necessary as of December 31, 2014 and 2013.

Goodwill

In connection with the acquisition of the Company by Capital One, the Company recorded goodwill of $3,493,211 representing the amount by which the purchase price exceeded the fair value of the net assets acquired.

Goodwill is not amortized but is tested for impairment annually and between annual tests if events or circumstances indicate potential impairment. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Based upon the results of our 2014 and 2013 goodwill impairment testing, we determined that the fair value of goodwill exceeded its carrying value. Accordingly, the goodwill of the Company was not considered impaired. The Company will continue to regularly monitor overall economic conditions and other events or circumstances that may result in an impairment of goodwill in the future.

Income Taxes

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statements of financial condition.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2014 and 2013.

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

Note 3—Fair Value of Financial Instruments

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2—Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.
- Level 3—Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

All of the investments held by the Company are categorized as Level 1, as the valuation of each is based on quoted prices associated with each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

The following tables display the Company's assets on the statements of financial condition measured at fair value on a recurring basis as of December 31, 2014 and 2013:

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2014			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund	$ 50,560,520	$ —	$ —	$ 50,560,520
Total securities owned	$ 50,560,520	$ —	$ —	$ 50,560,520

	December 31, 2013			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund....	$ 37,760,770	$ —	$ —	$ 37,760,770
Total securities owned...........	$ 37,760,770	$ —	$ —	$ 37,760,770

Note 4—Income Taxes

As of the beginning and end of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. The IRS began its audit of Capital One's federal income tax returns for the years 2012 and 2013 in 2014. It is expected that a settlement of the audits will be made within twelve months; however, the outcome of the audit is not expected to have a material impact on the financial results of the Company.

Note 5—Related Party Transactions

Various administrative expenses are paid on the Company's behalf by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost.

The Company amended the Master Services Agreement with CONA and affiliates during the year to provide provisions for the Company to sell equity research services to affiliates.

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $60,000,000. The line of credit was increased to $60,000,000 from $30,000,000 during 2013. This line of credit expires on November 16, 2015. There were no borrowings against the line of credit in 2014 or 2013. Borrowings under the line of credit are transacted on an arm's length basis.

During 2013, the Company entered into an agreement with Capital One Sharebuilder, Inc., an affiliate, to share commissions earned on the distribution of shares related to initial public offerings

Note 6—Leases

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement discussed in Note 5.

Note 7—Commitments and Contingencies

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2014, have subsequently settled and had no material effect on the statements of income and financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. The following table presents the minimum commitments under these contracts as of December 31, 2014:

	Amounts
Fiscal year expected to be expensed:	
2015	$ 380,964
2016	94,105
Total	$ 475,069

Note 8—Services Agreement

The Company has an agreement with Pershing, L.L.C. ("Pershing"), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends, exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2014 and 2013.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully-disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled at December 31, 2014 and 2013.

The Company's commissions receivable from clearing correspondent represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

Note 9—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2014 and 2013, the Company had no balances outstanding from these agreements as discussed in Note 5.

Note 10—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Note 11—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing correspondent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing correspondent on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 12—Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $43,604,415 which was $43,088,959 in excess of the required minimum net capital of $515,456. The Company's net capital ratio was 0.18 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 13—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 11, 2015, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.

CAPITAL ONE SECURITIES, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Exemption Report

December 31, 2014

SEC ID 8 – 50561

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Capital One Securities, Inc.
New Orleans, Louisiana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital One Securities, Inc. indentified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital One Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Capital One Securities, Inc. stated that Capital One Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital One Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital One Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 11, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Capital One
Securities, Inc.

201 St. Charles Avenue
Suite 1830
New Orleans, LA 70170

504.528.9174

Capital One Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Capital One Securities, Inc. has met this exemption as of December 31, 2014 and for the year then ended and through the date of this report without exception.

I, Pierre E. Conner, III, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Pierre E. Conner, III
President
February 11, 2015